January 15, 2010
Mr. Terence O’Brien
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. E.
Washington, D.C. 20549

Re:	The Shaw Group Inc.
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed October 30, 2009
Form 10-Q for the Fiscal Quarter ended November 30, 2009
File No. 1-12227

Dear Mr. O’Brien:

This letter sets forth the responses of The Shaw Group Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 11, 2010 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2009, filed October 30, 2009 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2009, filed on January 6, 2010 (the “Form 10-Q”). For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Consolidated Results of Operations, page 40

1.	We note that the increase in tax positions for prior years during fiscal year 2009 materially impacted your effective tax rate reconciliation. In future filings, please provide investors with an understanding as to the factors that resulted in the increase. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comment, and, as applicable, in future filings will clarify the factors that materially affect our tax rate.

United States Securities and Exchange Commission
January 15, 2010

Segment Results of Operations, page 42

2.	In future filings, please quantify the impact each identified material factor had on revenues and the other line items comprising income (loss) from continuing operations for each period presented. For example, we note that the Fossil, Renewables & Nuclear Segment’s revenues for fiscal year 2009 were materially impacted by the completion or near completion of several air quality control system projects in the U.S. along with an increased volume on new coal and gas construction projects and the initial work on three new nuclear construction projects in the U.S. without quantification. Refer to Item 303(A)(3)(iii) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comment, and in future filings will quantify material factors that impact our revenues and the other line items comprising income (loss) from continuing operations for each period presented.

3.	In future filings, please ensure your discussion of the factors impacting revenues, gross profit percentage, income (loss) before income taxes, minority interest and earnings (losses) from unconsolidated entities and other line items comprising income (loss) from continuing operations also provides an analysis of the factors identified. Examples of where your analysis of the factors identified could be expanded to provide investors with a better understanding of your operating results include:

•	How the nuclear power plan projects’ gross profit percentages are expected to impact the Fossil, Renewables & Nuclear Segment’s gross profit percentage once you are past the initial work.

•	What caused the significant increase to the estimated costs to complete two coal-fired power plant projects and what is the risk of further significant increases in estimated costs to complete.

•	Why the continued advancement of your domestic nuclear work caused an increase to the Fossil, Renewables & Nuclear Segment’s general and administrative expenses.

•	How much longer is the hurricane protection project for the USACE in southeast Louisiana expected to positively impact E&I Segment’s revenues and gross profit percentage.

Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance

United States Securities and Exchange Commission
January 15, 2010

Response:

We acknowledge the Staff’s comment. In future filings, we will include an analysis of the factors impacting revenues, gross profit percentage and the other line items comprising income (loss) from continuing operations discussed pursuant to your comment and the cited guidance.

Liquidity and Capital Resources, page 53

4.	In future filings, please include an analysis of the collectability of your trade accounts receivable, net and costs and estimated earnings in excess of billings on uncompleted contracts, including claims (CIEB) given the significance of these line items to total current assets (i.e., accounts receivable, net is 17.9% and CIEB is 13.2% of total current assets, or 31.1% of total current assets on a combined basis as of August 31, 2009). Refer to Item 303 of Regulation S-K and Section 501.13 of the Financial Reporting Codification. For example, you may want to consider disclosing and providing an analysis of trade, accounts receivable’s days sales outstanding for each period presented. For CIEB, you may want to consider disclosing the amount that has been subsequently billed to customers. If a material portion of costs in excess of billings was not subsequently billed, provide an explanation as to why. In this regard, you may want to reference your disclosures in Note 19 to your consolidated financial statements to the extent this disclosure provides an explanation for a significant portion of CIEB that remains unbilled.

Response:

We acknowledge the Staff’s comment. In future filings, we will include either additional disclosure or cross references to disclosures provided elsewhere in the document related to the collectability of our trade accounts receivable, net and CIEB pursuant to your comment and the cited guidance.

5.	In future filings, please revise your table of contractual obligations to include interest payments on your long-term debt obligations to increase transparency of cash flows. When estimating variable interest payments, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. Further, to the extent that you are in the position of paying cash rather than receiving cash under your interest rate swap, please disclose estimates of the amounts you will be obligated to pay.

United States Securities and Exchange Commission
January 15, 2010

Response:

We acknowledge the Staff’s comment, and, in future filings, will include interest payments on our long-term debt in the table of contractual obligations (or notes thereto) to increase the transparency of cash flows.

Critical Accounting Policies and Estimates, page 61

Goodwill Impairment, page 64

6.	We note that certain of your operations have been negatively impacted by the current economic environment during fiscal year 2009 and continuing into fiscal year 2010. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. If any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and the goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please further enhance your disclosures to address the following additional disclosures in future filings:

•	Identify each individual reporting unit along with the corresponding reportable segment.

•	Disclose the percentage by which estimated fair value exceeds the carrying value as of the most recent step-one test for each individual reporting unit.

•	Disclose the amount of goodwill for each individual reporting unit.

•	Provide a description of the assumptions that drive the estimated fair value for each individual reporting unit.

•	Provide a discussion of the uncertainty associated with the key assumptions for each individual reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value for each individual reporting unit.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

We acknowledge the Staff’s comment, and in future filings will enhance our disclosures with respect to goodwill pursuant to your comment and the cited guidance.

United States Securities and Exchange Commission
January 15, 2010

7.	We note your discussion of the valuation methods used to estimate the fair value of your reporting units for fiscal year 2009’s impairment analysis. Please clarify for us and revise your disclosure in future filings accordingly as to whether your valuation methods for fiscal year 2009 differed from the methods used for fiscal year 2008 and 2007. If you changed your methods for estimated the fair value of your reporting units, disclosures should be provided to investors to explain the changes, why the change in methods was made, the impact of the changes and any other relevant information for investors to understand your methods for estimating the fair value of your reporting units for each period presented.

Response:

We acknowledge the Staff’s comment. In fiscal 2009, we did not change the valuation methods used to estimate the fair value of our reporting units as compared to fiscal years 2008 and 2007. In 2009, we expanded our previous disclosure on the methods used to estimate the fair values of our reporting units and believe our current disclosure provides a more detailed description of the valuation methods used in fiscal years 2009, 2008 and 2007 to estimate the fair value of our reporting units. If we change our valuation methods in the future, we will enhance our disclosures pursuant to your comments.

In connection with responding to the Staff’s comments we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes due to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact David P. Oelman, of Vinson & Elkins L.L.P, at (713) 758-3708.

Very truly yours,

THE SHAW GROUP INC.

By:     /s/ Brian K. Ferraioli

Brain K. Ferraioli
Executive Vice President and C
  Chief Financial Officer

cc:	J.M. Bernhard, Jr. John Donofrio Dennis Whalen, KPMG LLP David Oelman, Vinson & Elkins L.L.P.